CHINA INFORMATION TECHNOLOGY, INC.
ANNOUNCES FIRST HALF-YEAR 2015 RESULTS

SHENZHEN, China, September 29, 2015 - China Information Technology, Inc. (the "Company") (Nasdaq: CNIT), a leading provider of internet-based platforms, products and services in China, today announced its unaudited financial results for the six month period ended June 30, 2015.

First Half-Year 2015 Financial Highlights

•	Revenue decreased by 46.4% to $16.1 million compared to the first six months of 2014; Cost of sales decreased by 46.1% to $9.8 million compared to the same period last year;

•	Gross margin decreased slightly to 38.9%, from 39.3% a year ago;

•	Net loss attributable to the Company was $6.8 million, compared with a net income attributable to the Company of $31,000 for the first six months of 2014;

•	Excluding non-cash items, adjusted net loss was $4.9 million, compared to an adjusted net income of $2.8 million for the first six months of 2014;

•	Fully diluted net loss attributable to the Company per share was $0.21, compared to fully diluted net income attributable to the Company per share of break-even for the six months ended June 30, 2014;

•	Excluding non-cash items, adjusted net loss per share was $0.15, compared to an adjusted net income per share of $0.10 for the prior years period;

•	As of June 30, 2015, short-term debt and bills payable were $57.1 million and $6.5 millionC respectively, down from $62.7 million and $24.2 million, respectively at the end of 2014;

•

As of September 25, 2015, the Company has completed its previously announced sale of land use rights with respect to Fuyong Industrial Park and collected a total of $61.6 million (RMB 375.0 million) of cash payments. As the result, short-term debt is expected to be reduced substantially from the June 30, 2015 level.

•

On May 26, 2015, the Company closed a registered direct offering, in which the Company sold 2,102,484 ordinary shares to certain institutional investors at the price of $6.44 per share and issued warrants to purchase an aggregate of 1,576,863 ordinary shares of the Company to the investors. Gross proceeds from the offering were approximately $13.54 million.

Mr. Jiang Huai Lin, Chairman and Chief Executive Officer of the Company, commented, Our first-half 2015 results are a reflection of the business transformation and corporate restructuring we have undertaken. Shutting down our manufacturing facility and downsizing traditional system integration services caused our total revenue to suffer in the short run. However, launching Cloud-App-Terminal (CAT) services will help us achieve higher profitability and growth rate in the long run. We believe that the most challenging part of the strategic transition is behind us. We expect to reduce capital expenditure and improve operating cash flow going forward.

"The cash infusion from our recent capital raise allowed us to accelerate our research and development efforts. In August 2015, we introduced our proprietary operating system, Cloud Nest OS (NOS). NOS resolves the typical compatibility issue between display hardware and interface software, improves product performance, and thus reduces our cost of after-sale support."

"Most importantly, the CNIT Internet service ecosystem is gaining traction and expanding rapidly through our flagship Yunfa Net and Taoping Net platforms. Leveraging cloud technologies, Yunfa Net automates the process of public information distribution and enables seamless editing and broadcasting of advertisement. As of August 2015, there were approximately 70,000 display terminals in China connected to Yunfa Net with monthly active terminals of approximately 20,000. "

"As Chinas first advertising E-commerce platform, Taoping Net makes it possible for ad buyers to purchase ad time slots on desired display terminals and locations. Taoping Net also maximizes asset utilization for display terminal owners. Undergoing beta testing, Taoping Net is scheduled to formally launch in the fourth quarter of 2015. Meanwhile, we continue to explore and roll out new business models including cloud meeting, cloud education, and cloud training to serve our diverse clients. "

"2015 has been a key transitional year. We are making solid progress in launching our cloud-based new businesses. Capital raise and land sale considerably improved our cash flow, and aided our transition to a new business model that is asset light and has lower leverage and higher growth. We also realigned the senior management team to better position for future growth. We remain focused on executing our business plan and look forward to reaping the benefits of our strategic transition in 2016 and beyond. "

First Half-Year 2015 Results

The Company reports financial and operating information in the following two segments:

(1)

Traditional Information Technology (TIT) segment —The TIT segment includes our project- based technology products and services sold to the public sector, including Geographic Information Systems (GIS), Digital Public Security Technology (DPST), and Digital Hospital Information Systems (DHIS)

(2)

Cloud-based Technology (CBT) segment The CBT segment includes our cloud-based products and services sold to private sectors including new media, healthcare, professional training, and residential community management.

Revenue

A breakdown of revenue, percentage of revenue and percentage of gross margin by segment is as follows:

	Six Months Ended June 30, 2015			Six Months Ended June 30, 2014
		% of	Gross		% of	Gross
	Revenue	Revenue	Margin	Revenue	Revenue	Margin
TIT Segment	$12,099,363	75.4%	34.9%	$17,366,980	57.9%	44.6%
CBT Segment	$3,953,344	24.6%	51.3%	$12,609,188	42.1%	32.0%
Total	$16,052,707	100%	38.9%	$29,976,168	100%	39.3%

For the six months ended June 30, 2015, revenue was $16.1 million, compared with $30.0 million for the six months ended June 30, 2014, a decrease of $13.9 million, or 46.4% . Gross margin declined slightly to 38.9% for the six months ended June 30, 2015, down from 39.3% a year ago. The decrease in total revenue and gross margin was due to strategic business transformation initiatives in the following two areas: 1) the Companys cloud-based business unit has shifted away from hardware manufacturing to cloud-based software development, which resulted in a significant reduction in revenue, particularly hardware revenue, but substantial expansion in gross margin; 2) the Companys traditional information technology business unit has selectively shifted away from public-security-related government business, which resulted in a reduction in both revenue and gross margin.

The following table shows revenue, percentage of revenue and gross margin by category:

	Six Months Ended June 30, 2015			Six Months Ended June 30, 2014
		% of	Gross		% of	Gross
	Revenue	Revenue	Margin	Revenue	Revenue	Margin
Products	$3,842,040	23.9%	47.8%	$10,916,881	36.4%	21.5%
Software	6,258,232	39.0%	41.8%	11,414,618	38.1%	65.5%
System integration	5,148,636	32.1%	25.5%	6,885,972	23.0%	29.2%
Others	803,799	5.0%	59.3%	758,697	2.5%	-6.4%
Total	$16,052,707	100%	38.9%	$29,976,168	100%	39.3%

The Companys product sales decreased by $7.1 million, or 64.8%, to $3.8 million for the six months ended June 30, 2015, compared with $10.9 million in the same period of 2014. Product sales constituted 23.9% of total revenue during the six-month period ended June 30, 2015, compared with 36.4% during the same period in 2014. However, products gross margin improved substantially to 47.8% for the six months ended June 30, 2015, up from 21.5% a year ago. The decrease in product sales was attributable to the Companys new strategy on shifting from hardware manufacturing to cloud-based software development. Because we have ceased selling custom-made hardware and instead started selling standard hardware with our own operating system and software application, the gross margin of our product sales has improved substantially.

Software sales decreased by $5.1 million, or 45.2%, to $6.3 million for the six months ended June 30, 2015, from $11.4 million for the same period in 2014. As a percentage of total revenue, software sales increased to 39.0% from 38.1% a year ago. Softwares gross margin declined to 41.8% from 65.5% a year ago. Software sales decline was mostly attributable to our business transformation in the traditional information technology business unit. Because we decided not to participate in a number of large-scale custom software development projects in the public security sector, our software revenue and gross margin declined from a year ago.

Sales of system integration services decreased by $1.8 million, or 25.2%, to $5.1 million for the six months ended June 30, 2015, from $6.9 million for the same period in 2014. As a percentage of total revenue, system integration sales increased to 32.1% from 23.0% a year ago. System integrations gross margin declined to 25.5% from 29.2% a year ago. The changes in system integrations revenue and gross margin were caused by our business transformation in the traditional information technology business unit. Because we decided not to participate in a number of large-scale custom software development projects in the public security sector, our systems integration revenue and gross margin declined from a year ago.

Other revenue was $0.8 million in the six months ended June 30, 2015, essentially flat compared to a year ago.

Cost of Revenue and Gross Profit

Cost of revenue decreased by $8.4 million, or 46.1%, to $9.8 million for the six months ended June 30, 2015, as compared with $18.2 million for the six months ended June 30, 2014. As a percentage of revenue, cost of revenue increased to 61.1% during the six months ended June 30, 2015, from 60.7% in the same period of 2014. As a result, gross margin was 38.9% for the six months ended June 30, 2015, compared to 39.3% in the same period of 2014.

The change in the overall gross margin was caused by an improvement in gross margin of our cloud-based technology business unit, offset by a deterioration in gross margin of our traditional information technology business unit, as discussed in the proceeding paragraphs.

Administrative Expenses

Administrative expenses decreased by $3.0 million, or 41.1%, to $4.2 million for the six months ended June 30, 2015, from $7.2 million for the same period of 2014. The significant decrease in administrative expenses was primarily due to a $2.7 million decrease in provision for doubtful accounts receivables.

Research and Development Expenses

Research and development expenses increased by $1.5 million, or 161.3%, to $2.5 million for the six months ended June 30, 2015, from $1.0 million for the same period of 2014. As a percentage of revenue, research and development expenses accounted for approximately 15.8% of total revenue for the six months ended June 30, 2015, compared with 3.2% for the same period in 2014. The increase in R&D expenses was caused by our acquisition of a Chinese software company, Shenzhen Biznest Internet Technology Co., Ltd. (Biznest) in September 2014. Previously we outsourced our R&D to third-party developers. In October 2014, we acquired Biznest and merged all of its R&D staff into our own operations.

Selling Expenses

Selling expenses decreased slightly by $0.3 million, or 6.7%, to $3.7 million for the six months ended June 30, 2015, from $4.0 million for the same period of 2014. As a percentage of revenue, selling expenses accounted for approximately 23.4% of total revenue for the six months ended June 30, 2015, compared with 13.4% for the same period in 2014. Selling expenses was mostly composed of our salespeoples salary and benefits. Although our total revenue declined due to our strategic business transformation, because we were gearing up for market penetration in the cloud-based technology business, we did not reduce the headcount in our sales team. Consequently, selling expenses stayed essentially flat but as a percentage of total revenue increased in the first six months of 2015 compared to a year ago.

Net (Loss) Income and Adjusted Net (Loss) Income

Net loss attributable to the Company was $6.8 million for the six months ended June 30, 2015, compared to net income attributable to the Company of $31,000 for the same period in 2014. Fully diluted net loss per share was $0.21, compared with a fully diluted net income per share of break-even in the six months ended June 30, 2014. Excluding non-cash items mainly in the categories of provision for losses on accounts receivables, amortization of intangibles, and depreciation, adjusted net loss for the period was $4.9 million, compared with an adjusted net income of $2.8 million in the first six months of 2014. Adjusted net loss per share was $0.15 for the six months ended June 30, 2015, compared with adjusted net income per share of $0.10 for the six months ended June 30, 2014.

Cash, Cash Equivalents, Bank Loans, and Bills Payable

As of June 30, 2015, the Company had $3.9 million in cash and cash equivalents and $2.3 million in restricted cash. For the six month period ended June 30, 2015, net cash used in operating activities was $16.6 million, as compared with net cash used in operating activities of $4.7 million in the same period of last year. As of June 30, 2015, the Company had $57.1 million of short-term bank loans, down from $62.7 million at the end of 2014. Also as of June 30, 2015, the Company had $6.5 million of bills payable, down from $24.2 million at the end of 2014.

Assets Held for Sale

As of June 30, 2015, assets held-for-sale current portion was $18.9 million, up from $13.0 million at the end of 2014. In late 2014, we collected $13.0 million (RMB 80.0 million) of cash from our previously disclosed sale of land use rights with respect to Fuyong Industrial Park. We collected another $5.9 million (RMB 35.0 million) of cash during the first half of 2015. Through September 25, 2015, the Company has collected a total of $61.6 million (RMB 375.0 million) of cash payments from its previously announced sale of land use rights. As a result, we expect a further and substantial reduction in our debt burden in the second half of 2015.

About Non-GAAP Financial Measures

This press release contains non-GAAP financial measures for earnings that exclude non-cash charges. The Company believes that these non-GAAP financial measures are useful to investors because they exclude non-cash charges that management excludes when it internally evaluates the performance of the Companys business and makes operating decisions, including internal budgeting, and performance measurement, as these measures provide a consistent method of comparison to historical periods. Moreover, management believes these non-GAAP measures reflect the essential operating activities of the Company. Accordingly, management excludes the expense arising from certain non-cash charges when making operational decisions. The Company also believes that providing the non-GAAP measures that management uses to its investors is useful to investors for a number of reasons. The non-GAAP measures provide a consistent basis for investors to understand the Companys financial performance in comparison to historical periods. In addition, it allows investors to evaluate the Companys performance using the same methodology and information as that used by the Companys management. Non-GAAP measures are subject to inherent limitations because they do not include all of the expenses included under GAAP and because they involve the exercise of judgment of which charges are excluded from the non-GAAP financial measure. However, the Companys management compensates for these limitations by providing the relevant disclosure of the items excluded.

The following table presents the non-GAAP financial measures contained in this press release and the most directly comparable GAAP measures and provides a reconciliation of the non-GAAP measures to the most directly comparable GAAP measures.

Six Months Ended June 30, 2015 and 2014 Reconciliation of Net (Loss) Income Attributable to
the Company and EPS
to Exclude Amortization of Intangible Assets, Depreciation, Stock-based Expenses, Provision for
Losses on Accounts Receivable and Other Asset Write-downs (unaudited)

	Six Months	Six Months
	Ended	Ended
	June, 30 2015	June, 30 2014
Net (Loss) Income Attributable to the Company	$(6,755,493)	$30,649
Amortization of intangible assets	1,285,630	466,220
Depreciation	977,393	1,141,391
(Recovery) provision for losses on accounts receivable	(582,090)	1,014,262
Provision for obsolete inventories	4,655	12,794
Impairment of intangible assets	-	37,615
Stock-based payment for consulting fee	157,833	17,167
Stock-based compensation	-	81,615
Adjusted Net Income (Loss)	$(4,912,072)	$2,801,713

Weighted Average Number of Shares Outstanding
– Basic and diluted	32,549,632	27,865,021

Adjusted (Loss) Earnings per share
Basic and diluted	$(0.15)	$0.10

About China Information Technology, Inc.

China Information Technology, Inc. (Nasdaq GS: CNIT) is on a mission to make advertising accessible and affordable for businesses of all sizes. CNIT is a leading Internet service company that provides cloud-based platform, exchange, and big data solutions enabling innovation and smart living in the education, health care, new media, finance and transportation sectors. Through continuous innovation, CNIT is aiming to leverage its proprietary Cloud-Application-Terminal technology to level the competitive landscape in the new media industry and deliver value for its shareholders, employees, customers, and the community. To learn more, please visit http://www.chinacnit.com.

Safe Harbor Statement

This press release may contain certain forward-looking statements relating to the business of China Information Technology, Inc., and its subsidiary companies. All statements, other than statements of historical fact included herein, are forward-looking statements in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminology such as believes, expects or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Companys actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Companys periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

China Information Technology, Inc.
Iris Yan
Tel: +86 755 8370 4767
Email: IR@chinacnit.com
http://www.chinacnit.com

Grayling
Shiwei Yin
Investor Relations
Tel: +1.646.284.9474
Email: cnit@grayling.com

CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED BALANCE SHEETS
JUNE 30, 2015 (UNAUDITED) AND DECEMBER 31, 2014
Expressed in U.S. dollars (Except for share amounts)

	June 30	December 31
	2015	2014
	(unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$3,925,023	$11,189,191
Restricted cash	2,339,223	11,933,498
Accounts receivable, net	25,259,968	23,813,678
Bills receivable	-	358,273
Advances to suppliers	4,627,865	3,600,845
Amounts due from related parties	225,941	109,406
Inventories	7,039,822	5,418,446
Other current assets	14,523,132	14,820,715
Deferred tax assets	354,859	736,568
Assets held for sale-current	18,883,000	13,032,000
TOTAL CURRENT ASSETS	77,178,833	85,012,620

Assets held for sale-noncurrent	13,945,284	20,270,434
Deposit for purchase of land use rights	14,939,529	14,799,874
Long-term investments	2,997,913	2,648,378
Property, plant and equipment, net	13,008,293	12,803,185
Intangible assets, net	15,989,983	15,459,340
Goodwill	24,366,263	24,133,230
Deferred tax assets	4,134,737	4,278,748
TOTAL ASSETS	$166,560,835	$179,405,809

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term bank loans	$57,116,623	$62,684,843
Accounts payable	22,108,772	20,810,765
Bills payable	6,484,853	24,228,181
Advances from customers	2,714,576	2,754,644
Accrued payroll and benefits	2,131,512	3,016,771
Deposit for assets held for sale	18,883,000	13,032,000
Other payables and accrued expenses	11,203,663	9,190,614
Amounts due to related parties	13,636	851,262
Derivative Liability Warrants	3,450,109	-
Income tax payable	3,554,187	3,750,088
TOTAL CURRENT LIABILITIES	127,660,931	140,319,168

Long-term bank loans	164,620	214,630
Amounts due to related parties	13,169	13,065
Deferred tax liabilities	298,298	280,137
TOTAL LIABILITIES	128,137,018	140,827,000

COMMITMENTS AND CONTINGENCIES
Ordinary shares, par $0.01; shares issued and outstanding, 2015: 120,000 shares; 2014: 475,000 shares	360,000	1,425,000

EQUITY
Ordinary shares, par $0.01; authorized capital 100,000,000 shares; shares issued and outstanding, 2015:33,561,359 shares; 2014: 31,768,875 shares	360,046	335,271
Treasury shares, 2015:1,402,448 shares; 2014: 717,448 shares	(7,117,500)	(4,290,000)
Additional paid-in capital	137,310,518	126,862,049
Reserve	14,752,632	14,755,946
Deficit earnings	(150,031,650)	(142,910,476)
Accumulated other comprehensive income	25,003,760	24,755,457
Total equity of the Company	20,277,806	19,508,247
Non-controlling interest	17,786,011	17,645,562
Total equity	38,063,817	37,153,809

TOTAL LIABILITIES AND EQUITY	$166,560,835	$179,405,809

CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF (LOSS) INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2014
Expressed in U.S. dollars (Except for share and per amounts)
(Unaudited)

	Six Months		Six Months
	Ended June 30,		Ended June 30,
	2015		2014

Revenue Products	$3,842,040		$10,916,881
Revenue Software	6,258,232		11,414,618
Revenue - System integration	5,148,636		6,885,972
Revenue Others	803,799		758,697
TOTAL REVENUE	16,052,707		29,976,168

Cost - Products sold	2,003,434		8,575,669
Cost - Software sold	3,644,197		3,941,523
Cost - System integration	3,833,195		4,872,634
Cost Others	327,423		806,930
TOTAL COST	9,808,249		18,196,756

GROSS PROFIT	6,244,458		11,779,412

Administrative expenses	4,249,372		7,209,614
Research and development expenses	2,543,625		973,596
Selling expenses	3,760,576		4,031,732
LOSS FROM OPERATIONS	(4,309,115)		(435,530)

Subsidy income	613,543		1,281,608
Other (loss) income, net	(36,952)		435,817
Interest income	134,533		245,994
Interest expense	(2,601,617)		(2,536,690)
LOSS BEFORE INCOME TAXES	(6,199,608)		(1,008,801)

Income tax (expense) benefit	(480,047)		511,208

NET LOSS	(6,679,655)		(497,593)
Less: Net (income) loss attributable to the non-controlling interest	(75,838)		528,242
NET (LOSS) INCOME ATTRIBUTABLE TO THE COMPANY	$(6,755,493)		$30,649

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
Basic	32,549,632		27,865,021
Diluted	32,549,632		27,865,021

(LOSS) EARNINGS PER SHARE-BASIC AND DILUTED
Basic	$(0.21)	$	*
Diluted	$(0.21)	$	*

* Amount is less than $0.01 per share

CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2014
Expressed in U.S. dollars
(Unaudited)

	Six Months Ended	Six Months Ended
	June 30,	June 30,
	2015	2014

Net loss	$(6,679,655)	$(497,593)
Other comprehensive income (loss):
Foreign currency translation gain (loss)	312,913	(403,224)
Comprehensive loss	(6,366,742)	(900,817)
Comprehensive (income) loss attributable to the non-controlling interest	(140,449)	611,355
Comprehensive loss attributable to the Company	$(6,507,191)	$(289,462)

CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
SIX MONTHS ENDED JUNE 30, 2015 AND 2014
Expressed in U.S. dollars
(Unaudited)

	Six Months	Six Months
	Ended	Ended
	June 30, 2015	June 30, 2014
OPERATING ACTIVITIES
Net loss	$(6,679,655)	$(497,593)
Adjustments to reconcile net loss to net cash used in operating activities:
Impairment of intangible assets	-	37,615
(Recovery) provision for losses on accounts receivable	(582,090)	1,014,262
Depreciation	977,393	1,141,391
Amortization of intangible assets and land use rights	1,285,630	1,020,474
Stock-based expenses	157,833	98,782
Gain on disposal of property and equipment, net	169,077	(20,401)
Provision for inventory allowance	4,655	12,794
Change in deferred income tax	579,545	(942,313)
Changes in operating assets and liabilities
Decrease (increase) in restricted cash	8,626,951	(1,290,868)
Increase in accounts receivable	(415,561)	(10,293,759)
(Increase) decrease in advances to suppliers	(2,060,251)	1,773,433
Decrease (increase) in other receivables and prepaid expenses	1,499,053	(4,346,491)
(Increase) decrease in inventories	(1,569,764)	984,636
(Decrease) increase in accounts payable and bills payable	(16,743,341)	7,633,826
Decrease in advances from customers	(61,824)	(1,848,899)
Decrease in amounts due to/from related parties	(874,164)	(72,954)
(Decrease) increase in accrued expenses and other liabilities	(670,905)	800,104
(Decrease) increase in income tax payable	(224,298)	143,794
Net cash used in operating activities	(16,581,716)	(4,652,167)

INVESTING ACTIVITIES
Proceeds from sales of property and equipment	49,904	20,411
Purchases of property, plant and equipment	(2,160,118)	(285,572)
Capitalized and purchased software development costs	(80,587)	(1,187,378)
Deposit received for assets held for sale	5,704,936	-
Investment by Geo in Beijing Zhongtian Geo	(327,200)	-
Consideration paid for acquisition of Biznest	(1,481,234)	-
Investment in Zhongtian and GEO	-	(698,152)
Net cash provided by (used in) investing activities	1,705,701	(2,150,691)

FINANCING ACTIVITIES
Borrowings under short-term loans	78,263,242	53,370,861
Repayment of short-term loans	(84,310,563)	(55,160,129)
Repayment of long-term loans	(48,441)	(46,670)
Purchase of treasury stock	-	(1,290,000)
Dividends paid to Geo's minority shareholders	(23,596)	-
Decrease in restricted cash in relation to bank borrowings	1,027,151	511,026
Common stock issued for cash	12,786,353	3,683,028
Net cash provided by financing activities	7,694,146	1,068,116

Effect of exchange rate changes on cash and cash equivalents	(82,299)	57,849
NET DECREASE IN CASH AND CASH EQUIVALENTS	(7,264,168)	(5,676,893)
CASH AND CASH EQUIVALENTS, BEGINNING	11,189,191	11,083,592
CASH AND CASH EQUIVALENTS, ENDING	$3,925,023 $	5,406,699